9 November 2015

National Grid plc

Massachusetts electric rate filing submitted

On 6 November 2015, National Grid filed a request with the Massachusetts Department of Public Utilities (DPU) to update its electricity distribution rates for its Massachusetts Electric companies. This is the first time since 2009 that the Company has filed a request to update its electricity distribution rates.

In the filing, National Grid describes its unwavering commitment to the delivery of a safe, reliable and cost effective electric service for its customers. The requirements for system investment have been increasing as customers require a more resilient, modernized and responsive electric grid, with quicker storm restoration. In addition, the need to accommodate growing levels of distributed energy resources is leading to ever increasing needs.

National Grid is requesting an approximate $143 million per annum increase in electricity delivery revenue to cover increased operating costs and investments made in its electric delivery network. Since the last rate case was approved, which was based on calendar year 2008 costs and rate base, National Grid has invested approximately $1.3bn in system improvements. This investment is $178 million in excess of the aggregate annual cap of $170 million currently included in rates. In addition, operating expenses have increased since 2009, including items such as property taxes.

As part of the revenue increase request, which is based on operating costs and rate base for the twelve months ended June 30, 2015; National Grid is asking that the current capex tracker with the annual cap of $170 million be increased to $285m in order to continue to compensate National Grid for needed enhancements to the electric system. National Grid is also proposing to maintain the operation of its current Storm Fund mechanism and to implement a limited property tax tracker mechanism.

The filing is expected to take up to 11 months to review and to conclude in September 2016, with new rates effective 1 October 2016.

Investors and Analysts

George Laskaris	+1 917 375 0989 (m)
Tom Hull	+1 917 524 4099 (m)

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse seasonal and weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition from onshore transmission, and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 167 to 169 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2014 published on 7 November 2014. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.